SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2023
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ADECOAGRO S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 27, 2023 titled “Adecoagro announces declaration of cash dividends”

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: April 27, 2023	By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer

Item 1
Adecoagro announces declaration of cash dividends

LUXEMBOURG, April 27, 2023/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO), a leading sustainable production company in South America, announced its Board of Directors has approved a cash dividend distribution of $17.5 million that represents approximately $0.16260252 per share considering outstanding shares as of today, to shareholders of the Company of record at close of business on May 9, 2023, and payable on May 24, 2023.

This dividend distribution is the first of a two-tranche cash dividend payable in two installments. The second installment shall be payable on or about November 2023 in an equal cash amount.
A Luxembourg withholding tax of 15% will be applied to the gross cash dividend distribution amount in each installment

For questions please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com

About Adecoagro:

Adecoagro is a leading sustainable production company in South America. Adecoagro owns over 219.8 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.